SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)

Palomar Medical Technologies, Inc.

 (Name of Issuer)

Common Stock

 (Title of Class of Securities)

697529303

(CUSIP Number)

December 31, 2006

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X]

Rule 13d-1(b)

[   ]

Rule 13d-1(c)

[   ]

Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

SCHEDULE 13G

CUSIP No.  697529303

1.

NAME OF REPORTING PERSON

Oak Ridge Investments LLC

IRS IDENTIFICATION NO. OF ABOVE PERSON

36-4142388

2.

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a)  [   ]

(b)  [   ]

3.

SEC USE ONLY

4.

CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.

SOLE VOTING POWER

609,288

6.

SHARED VOTING POWER

0

7.

SOLE DISPOSITIVE POWER

667,290

8.

SHARED DISPOSITIVE POWER

150,905

9.

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

818,195

10.

CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

N/A

11.

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

4.6%

12.

TYPE OF REPORTING PERSON

IA

SCHEDULE 13G

CUSIP No.  697529303

ITEM 1

(a)

NAME OF ISSUER

Palomar Medical Technologies, Inc.

(b)

ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES

82 Cambridge Street, Suite 1

Burlington, MA 01803

ITEM 2

(a)

NAME OF PERSON FILING

Oak Ridge Investments LLC

(b)

ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE

10 South LaSalle Street

Suite 1900

Chicago, Illinois  60603

(c)

CITIZENSHIP

Delaware limited liability company

(d)

TITLE OF CLASS OF SECURITIES

Common Stock

(e)

CUSIP NUMBER

697529303

ITEM 3

IF THIS STATEMENT IS FILED PURSUANT TO SECTIONS 13d-1(b) OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

(a)

[   ]

Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);

(b)

[   ]

Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)

[   ]

Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)

[   ]

Investment company registered under Section 8 of the Investment Company

Act of 1940 (15 U.S.C. 80a-8);

(e)

[X]

*An investment adviser in accordance with Section 13d-1(b)(1)(ii)(E);

(f)

[   ]

An employee benefit plan or endowment fund in accordance with Section

13d-1(b)(1)(ii)(F);

(g)

[   ]

A parent holding company or control person in accordance with Section

13d-1(b)(1)(ii)(G);

(h)

[   ]

A savings association defined in Section 3(b) of the Federal Deposit Insurance

Act (12 U.S.C. 1813);

(i)

[   ]

A church plan that is excluded from the definition of an investment company under section

3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)

[   ]

Group, in accordance with Section 13d-1(b)(1)(ii)(J).

*

Oak Ridge Investments, LLC is an investment adviser registered under Section 203 of the Investment Advisers Act of 1940.

ITEM 4

OWNERSHIP

(a)

 Amount Beneficially Owned

(b)

Percent of Class

(c)

Number of Shares as to which person has:

(i)

Sole power to vote or direct the vote

(ii)

Shared power to vote or to direct the vote

(iii)

Sole power to dispose or to direct the disposition of

(iv)

Shared power to dispose or to direct the disposition of

Reference is made to Items 5-11 on the cover sheet of this Schedule 13G.

Oak Ridge Investments, LLC has been granted discretionary authority over its clients’ securities and in some instances has voting power over such securities.  Any and all discretionary authority which has been delegated to Oak Ridge Investments, LLC may be revoked in whole or in part at any time.

ITEM 5

OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following       [ X ]

ITEM 6

OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

The clients of Oak Ridge Investments, LLC, a registered investment adviser, have the right to receive or the power to direct the receipt of dividends and proceeds from the sale of shares included on this Schedule.  To the best of Oak Ridge Investments, LLC knowledge, none of the accounts own more than 5% of the outstanding stock.

ITEM 7

IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON

N/A

ITEM 8

IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

N/A

ITEM 9

NOTICE OF DISSOLUTION OF GROUP

N/A

ITEM 10

CERTIFICATION

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of the 13th day of February, 2007.

/s/ Alan E. Molotsky

Alan E. Molotsky

Executive Vice President

Oak Ridge Investments, LLC